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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ALGOS PHARMACEUTICAL CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   015869 10 0
                                 (CUSIP NUMBER)


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                                      13G/A

CUSIP NO. 015869 10 0
          -----------
1.   NAME OF REPORTING PERSON:

ROGER H. KIMMEL
-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (A) [ ]
                                                                       (B) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED STATES CITIZEN
     --------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:

                              262,999
                       -------------------------------------

6.   SHARED VOTING POWER:

                              657,193
                       -------------------------------------

7.   SOLE DISPOSITIVE POWER:

                              262,999
                       -------------------------------------

8.   SHARED DISPOSITIVE POWER:

                              657,193
                       -------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                              920,192
                       -------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

                   [ ]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
                                                       5.4%
                                                       ----

12.  TYPE OF REPORTING PERSON:

                                   IN
                              ------------


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ITEM 1.

     (a)  Name of Issuer:    Algos Pharmaceutical Corporation

     (b)  Address of Issuer's Principal Executive Offices:
               1333 Campus Parkway
               Neptune, New Jersey 07753

ITEM 2.

(a)  Name of Person Filing:      Roger H. Kimmel

     (b)  Address of Principal Business Office:
               Algos Pharmaceutical Corporation
               1333 Campus Parkway
               Neptune, New Jersey 07753

     (c)  Citizenship: United States

     (d) Title of Class of Securities:
               Common Stock, $.01 par value

     (e)  CUSIP Number: 015869 10 0


ITEM 3.   Not applicable.

ITEM 4.   OWNERSHIP

     (a)  Amount Beneficially Owned:  920,192

     (b)  Percent of Class: 5.4%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

                           262,999
               -----------------------------------------

          (ii) shared power to vote or to direct the vote:

                           657,193
               -----------------------------------------

          (iii) sole power to dispose or to direct the disposition of:

                           262,999
               -----------------------------------------

          (iv) shared power to dispose or to direct the disposition of:

                          657,193
               -----------------------------------------


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ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          The 920,192 shares reported by Mr. Kimmel, includes 657,193 shares which are held in the Kimmel Family Trust for which Mr. Kimmel serves as a trustee and as to which shares Mr. Kimmel holds the shared power of disposition and power to vote, and 221,333 shares which are held in a separate trust as to which Mr. Kimmel serves as the sole trustee and as to which shares Mr. Kimmel disclaims beneficial ownership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATION:

          Not applicable.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 10, 1999

                                                  /s/ Roger H. Kimmel
                                                  -------------------
                                                  Roger H. Kimmel


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